# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001932967
Persons authorized to receive notices and communications: David A. Ladensohn, c/o Symbotic Inc., 200 Research Drive, Wilmington, Massachusetts (MA), 01887, (978) 284-2800

## Reporting persons
- David A. Ladensohn (CIK 0001932967): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 176,936,842; shared dispositive power 176,936,842; aggregate amount beneficially owned 176,936,842 (58.2% of the class)
  Comment: Rows 8, 10 and 11: Consists of (i) 151,561,831 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen and Joseph P. Toce, Jr., and may be deemed to have shared voting and investment power therein, (ii) 520,835 shares of Class V-1 common stock and 13,858,144 shares of Class V-3 common stock held of record by The Tilia Mill Trust (formerly the Jill Cohen Mill Trust), for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (iii) 375,378 shares of Class V-1 common stock and 10,615,154 shares of Class V-3 common stock held of record by The Serenade QSST Trust (formerly The 2014 QSST F/B/O Rachel Kanter), for which the Reporting Person serves as trustee, (v) 2,500 shares of Class A common stock held of record by Ladensohn Family Investments, Ltd., of which the Reporting Person is a general partner and may be deemed to have shared voting and investment power therein; and (vi) 3,000 shares of Class A common stock held by of record by David A. Ladensohn Roth IRA, over which the Reporting Person exercises investment and dispositive power. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-1 common stock and Class V-3 common stock into Class A common stock, resulting in a total of 304,153,253 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026, (y) 896,213 shares of Class A common stock issuable upon conversion of the Reporting Person's Class V-1 common stock and (z) 176,035,129 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 29.2% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.
- The RBC Millennium Trust (CIK 0001932964): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 151,561,831; sole dispositive power 0; shared dispositive power 151,561,831; aggregate amount beneficially owned 151,561,831 (54.4% of the class)
  Comment: Rows 7, 9 and 11: Consists of 151,561,831 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen and Joseph P. Toce, Jr., and may be deemed to have shared voting and investment power therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as defined herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock into Class A common stock, resulting in a total of 278,777,242 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026 and (y) 151,561,831 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 25.1% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.
- The Tilia Mill Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 14,378,979; shared dispositive power 14,378,979; aggregate amount beneficially owned 14,378,979
  Comment: Rows 7, 9 and 11: Consists of 520,835 shares of Class V-1 common stock and 13,858,144 shares of Class V-3 common stock held of record by The Tilia Mill Trust. Shares of Class V-1 common stock entitles its holders to 1 vote per share and shares of Class V-3 common stock entitles its holders to 3 votes per share, and both classes of common stock are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as defined herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-1 common stock and Class V-3 common stock into Class A common stock, resulting in a total of 141,594,390 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026, (y) 520,835 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-1 common stsock, and (z) 13,858,144 shares of Class A common stock issuable on conversion of the Reporting Person's V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.3% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.
- The Serenade QSST Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 10,990,532; shared dispositive power 10,990,532; aggregate amount beneficially owned 10,990,532 (8% of the class)
  Comment: Rows 7, 9 and 11: Consists of 375,378 shares of Class V-1 common stock and 10,615,154 shares of Class V-3 common stock held of record by The Serenade QSST Trust. Shares of Class V-1 common stock entitles its holders to 1 vote per share and shares of Class V-3 common stock entitles its holders to 3 votes per share, and both classes of common stock are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as defined herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-1 common stock and Class V-3 common stock into Class A common stock, resulting in a total of 138,205,943 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026, (y) 375,378 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-1 common stsock, and (z) 10,615,154 shares of Class A common stock issuable on conversion of the Reporting Person's V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 1.8% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.
- The 2014 QSST F/B/O Perry Cohen: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Comment:
This Amendment No. 4 (this "Schedule 13D Amendment") to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022, Amendment No. 2 to the Schedule 13D filed on July 26, 2023, and Amendment No. 3 to the Schedule 13D filed on February 23, 2024 (as amended by this Schedule 13D Amendment, the "Schedule 13D"), is being filed on behalf (i) David A. Ladensohn, (ii) The Tilia Mill Trust, (iii) The Serenade QSST Trust and (iv) The 2014 QSST F/B/O Perry Cohen (collectively, the "Reporting Persons"), with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation ("Symbotic", the "Company" or the "Issuer").

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended to include the following:

On May 15, 2026, pursuant to the terms of The 2014 QSST F/B/O Perry Cohen (the "2014 QSST") and a letter of direction from the trustee of the 2014 QSST, the 2014 QSST distributed (a) 10,853,484 shares of V-3 Common Stock of Symbotic Inc. and 10,853,484 common units in Symbotic Holdings LLC ("OpCo" and such units, "OpCo Units") to The Goose Pond Trust and (b) 384,222 shares of Class V-1 Common Stock and 1,615,484 shares of V-3 Common Stock of Symbotic Inc. and 2,000,000 OpCo Units to the Diamond Trust (the "Distribution").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons are in the aggregate beneficial owners of (i) 5,500 shares of Class A Common Stock, (ii) 896,213 shares of Class V-1 Common Stock and (iii) 176,035,129 shares of Class V-3 common stock. Shares of Class V-1 common stock and Class V-3 common stock are convertible on a one-for-one basis into shares of Class A common stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2025, the Reporting Persons may be deemed to be in the aggregate beneficial owners of 58.2% of the Class A Class A common stock, calculated based on the percent of Class A common stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person's collective shares of Class V-1 common stock and Class V-3 common stock into shares of Class A common stock, resulting in a total of (i) 304,153,253 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026, (y) 896,213 shares of Class A common stock issuable upon conversion of the Reporting Persons' Class V-1 common stock and (z) 176,035,129 shares of Class A common stock issuable on conversion of the Reporting Persons' Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026, (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Persons collectively beneficially own in the aggregate 29.2% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) as of May 4, 2026.

The RBC Millennium Trust is the record holder of 151,561,831 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by RBC Millennium Trust by virtue of his role as co-trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The Tilia Mill Trust is the record holder of 520,835 shares of Class V-1 common stock and 13,858,144 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Tilia Mill Trust by virtue of his role as co-trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The Serenade QSST Trust is the record holder of 375,378 shares of Class V-1 common stock and 10,615,154 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Serenade QSST Trust by virtue of his role as sole trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Perry Cohen is no longer the record holder of shares of the Issuer. David A. Ladensohn may be deemed to have beneficially owned the securities of the Issuer held directly by The 2014 QSST F/B/O Perry Cohen by virtue of his role as sole trustee of the trust. These shares were included in the Reporting Person's aggregate interests reported on this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons are in the aggregate beneficial owners of (i) 5,500 shares of Class A Common Stock, (ii) 896,213 shares of Class V-1 Common Stock and (iii) 176,035,129 shares of Class V-3 common stock. Shares of Class V-1 common stock and Class V-3 common stock are convertible on a one-for-one basis into shares of Class A common stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2025, the Reporting Persons may be deemed to be in the aggregate beneficial owners of 58.2% of the Class A Class A common stock, calculated based on the percent of Class A common stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person's collective shares of Class V-1 common stock and Class V-3 common stock into shares of Class A common stock, resulting in a total of (i) 304,153,253 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026, (y) 896,213 shares of Class A common stock issuable upon conversion of the Reporting Persons' Class V-1 common stock and (z) 176,035,129 shares of Class A common stock issuable on conversion of the Reporting Persons' Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026, (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Persons collectively beneficially own in the aggregate 29.2% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) as of May 4, 2026.

The RBC Millennium Trust is the record holder of 151,561,831 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by RBC Millennium Trust by virtue of his role as co-trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The Tilia Mill Trust is the record holder of 520,835 shares of Class V-1 common stock and 13,858,144 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Tilia Mill Trust by virtue of his role as co-trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The Serenade QSST Trust is the record holder of 375,378 shares of Class V-1 common stock and 10,615,154 shares of Class V-3 common stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Serenade QSST Trust by virtue of his role as sole trustee of the trust. These shares are included in the Reporting Person's aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Perry Cohen is no longer the record holder of shares of the Issuer. David A. Ladensohn may be deemed to have beneficially owned the securities of the Issuer held directly by The 2014 QSST F/B/O Perry Cohen by virtue of his role as sole trustee of the trust. These shares were formerly included in the Reporting Person's aggregate interests reported on this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The 2014 QSST F/B/O Perry Cohen ceased to be the beneficial owner of shares of the Issuer on May 15, 2026. The remaining Reporting Persons continue to be the beneficial owner of the shares reported on this Schedule 13D.

## Signatures
- David A. Ladensohn: /s/ David A. Ladensohn, David A. Landensohn, Individually (05/19/2026)
- The RBC Millennium Trust: /s/ David A. Landensohn, David A. Ladensohn / Trustee (05/19/2026)
- The Tilia Mill Trust: /s/ David A. Ladensohn, David A. Ladensohn / Trustee (05/19/2026)
- The Serenade QSST Trust: /s/ David A. Ladensohn, David A. Ladensohn / Trustee (05/19/2026)
- The 2014 QSST F/B/O Perry Cohen: /s/ David A. Ladensohn, David A. Ladensohn / Trustee (05/19/2026)